UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BioRestorative Therapies, Inc.
(Name of Issuer)

Common Stock, $.0001 Par Value
(Title of Class of Securities)

090655408
(CUSIP Number)

Francisco Silva 40 Marcus Drive Suite One Melville, New York 11747 (631) 760-8100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Francisco Silva

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
505,125

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
505,125

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
505,125

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

ITEM 1.  SECURITY AND ISSUER.

This statement relates to shares of Common Stock, par value $.0001 per share (the “Common Stock”), of BioRestorative Therapies, Inc., a Nevada corporation (the “Company”).  The address of the principal executive offices of the Company is 40 Marcus Drive, Suite One, Melville, New York 11747.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)          Name of Reporting Person:

Francisco Silva

(b)          Residence or business address:

40 Marcus Drive, Suite One
Melville, New York 11747

(c)          The Reporting Person is employed as the Vice President, Research and Development of the Company.

(d)          The Reporting Person has not been convicted in a criminal proceeding in the last five years.

(e)          The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

N/A

ITEM 4.  PURPOSE OF TRANSACTION.

On February 17, 2023, the Company granted to the Reporting Person a ten year option for the purchase of 106,762 shares of Common Stock of the Company at an exercise price of $2.91 per share.  The option is exercisable to the extent of (a) 53,381 shares effective as of the date of grant, and (b) 53,381 shares in eight equal quarterly installments commencing one year from the date of grant.

Reference is made to the Incentive Stock Option Award Agreement attached hereto as Exhibit (1) for a complete description of the option granted to the Reporting Person.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, the Reporting Person is the beneficial owner of 505,125 shares of Common Stock of the Company (or approximately 12.5% of the outstanding Common Stock of the Company based upon there being 3,673,629 shares of Common Stock of the Company outstanding as of November 14, 2022, as set forth in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 14, 2022).  Of such number, 375,856 shares of Common Stock are issuable upon the exercise of options that are exercisable currently or within 60 days and 12,136 shares of Common Stock are held by the Reporting Person in a retirement trust.

(b)   The Reporting Person has sole voting and dispositive power over the 505,125 shares beneficially owned.

(c)   During the past 60 days, the Reporting Person has not effected any transactions in the Common Stock of the Company, except as reported in Item 4 hereof, and except as follows:

Transaction Date	Shares Purchased	Price Per Share
November 21, 2022	943	$2.6162

ITEM 6.CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 5 hereof with respect to options held by the Reporting Person.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

(1)	Incentive Stock Option Award Agreement, dated as of February 17, 2023, between the Company and the Reporting Person

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to myself is true, complete and correct.

Dated: February 17, 2023	/s/ Francisco Silva
Francisco Silva